SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July and August 2020

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 30, 2020, Highway Holdings Limited (the “Company”) issued a press release to announce that the issuance of the results for the Company’s fiscal fourth quarter and year ended March 31, 2020 would be delayed.

On August 18, 2020 the Company issued a press release announcing the results for its fiscal fourth quarter and year ended March 31, 2020.

On August 31, 2020, the Company issued a press release announcing the results of its fiscal first quarter of the fiscal year ending March 31, 2021.

On August 26, 2020 the Company mailed to its shareholders certain materials related to the Annual Meeting of Shareholders to be held at the offices of TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California U.S.A., on Tuesday, October 8, 2020. The Annual Meeting materials included the following:

1. An Annual Report, which consisted of the Form 20-F report filed on August 17, 2020 with the U.S. Securities and Exchange Commission and a letter to the shareholders from the Company’s President and Chief Executive Officer. The Form 20-F is available on the SEC's website at http://www.sec.gov and the full Annual Report is available at the Company’s website at www.highwayholdings.com, Investor Information. Attached hereto is a copy of the letter to the shareholders that was included in the Annual Report.

2. The Company’s Notice of Annual Meeting of Shareholders and the Proxy Statement.

Exhibit Index.

Exhibit No.	Description
99.1	Press release issued on July 30, 2020

99.2	Press release issued on August 18, 2020

99.3	Press release issued on August 31, 2020

99.4	Notice of Annual Meeting of Shareholders and the Proxy Statement.

99.5	Letter to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2020	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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